FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2003

LUND VENTURES LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Notice of Special Meeting of Shareholders, Dated March 13, 2003,

*

News Release Dated March 13, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.

(Registrant)

Date:

April 2, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND VENTURES LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

April 2, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Ventures Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Ventures Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND VENTURES LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND VENTURES LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

March 13, 2003

To:

All Applicable Securities Commissions

“VIA SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Special Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for a Special  Meeting of Shareholders as follows:

1.	Meeting Type	:	Special Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	55036R 10 2
5.	Record Date for Notice	:	April 7, 2003
6.	Record Date for Voting	:	April 7, 2003
7.	Beneficial Ownership Determination Date	:	April 7, 2003
8.	Meeting Date	:	May 12, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Special

If you require any further information, please contact the undersigned.

Yours sincerely,

LUND VENTURES LTD.

“Rose Davidson”

Rose Davidson

Executive Assistant

/rd

cc:

Ginna Tiongco, Computershare Trust Company of Canada

Cal Dunsby, PricewaterhouseCoopers , Chartered Accountants

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

LUND VENTURES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

March 13, 2003

         Trading Symbol:  TSX Venture – LUV

NEWS RELEASE

Lund Ventures Ltd. (“Lund”) is pleased to report that it now finalized its plan of reactivation which should permit it to meet TSX Venture Exchange tier maintenance requirements.  Lund’s shares are currently suspended from trading for failure to meet tier maintenance requirements.  Lund has, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.10 per unit.  Each unit will be comprised of one common share of Lund and one warrant entitling the purchase of an additional common share of Lund at a price of $0.15 per share for two years.  In conjunction with this private placement, Lund proposes to consolidate its share capital on a one for two basis and the private placement will be carried out on a post-consolidation basis.

In addition, Lund has arranged a debt financing of $150,000 in order to ensure that Lund can meet TSX tier maintenance requirements and resume trading.  As part of this debt financing, Lund has agreed to issue 300,000 post-consolidated common shares at a deemed price of $0.10 as a bonus to the lender.

Lund has also reached an agreement with One Click Ventures Inc. (“OVX”) whereby OVX has agreed to subscribe for 2,500,000 units of Lund at a price of $0.10 per unit on a post-consolidation basis (the “OVX Placement”) to enable Lund to undertake exploration on the Aldebarán Property in the State of Amazonia, Brazil (the “Property”).  Each unit will be comprised of one common share and one transferable share purchase warrant entitling the purchase of an additional post-consolidation common share at a price of $0.15 for a period of two years.  The obligation of OVX to complete the OVX Placement is subject to Lund completing its reactivation by May 13, 2003, independent of any involvement from OVX, and OVX having received all necessary shareholder and regulatory approvals. It is intended that the OVX Placement will be completed shortly after Lund completes its reactivation.  Lund has also agreed, subject to regulatory approval, to permit OVX to purchase up to an additional 300,000 units on the same terms at any time up to May 20, 2003 in the event that brokers warrants issued by OVX and currently outstanding are exercised.

Lund understands that, upon completion of the OVX Placement, OVX will forthwith wind-up pursuant to applicable corporate laws and distribute the securities of Lund it acquires pursuant to the OVX Placement pro-rata to the shareholders of OVX.  Lund has agreed, subject to regulatory approval, to pay a finder’s fee to Canaccord Capital Corp. (“Canaccord”) in shares of Lund equal to 10% of the proceeds derived from the OVX Placement.

Lund is also please to report that Lund and Hydromet Technologies Limited (“Hydromet”) have been granted the exclusive option to acquire up to a 100% interest in the Aldebarán

Property in the State of Amazonia, Brazil (the “Property”) from Global Consultoria Mineral Ltda. (“Global”).

The Property is a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be tested by drilling.  Previous exploration has outlined a geochemically anomalous area (greater than 50 ppb gold) covering approximately 30 square kilometres.  Coincident with the central portion of this anomaly is a hydrothermally altered zone comprised of sericite, sulphides/oxides and multi-episodic quartz veining hosted by early Proterozoic felsic volcanics.  Approximately half of the rock grab samples and chip samples collected from the hydrothermally altered felsic volcanic rocks returned gold values ranging from 50 ppb to 2.74 grams per tonne while one sample returned a gold value of 10.11 grams per ton.

The Property is the subject of a geological report dated March 2003 prepared by Zaira G. Arias, M.Sc. and Gerald F. McArthur, P.Geol. which recommends that Lund and Hydromet propose to undertake a program of trenching, auger geochemisty, geological mapping and Induced Polarization geophysical surveying to assist in defining drill targets followed by drilling.  The program is estimated to cost US$350,000.

In order to acquire the initial 50% interest, Lund and Hydromet must make property payments to the owners of the surface and mineral rights and Global totalling $US4,021,000 by December 31, 2007, issue to Global 500,000 shares of Hydromet and 200,000 shares of Lund and incur exploration expenditures of US$1,800,000 by December 31, 2007, of which exploration expenditures of US$100,000 must be incurred by July 31, 2003, US$350,000, in the aggregate, by December 31, 2003, US$600,000, in the aggregate, by December 31, 2004, US$850,000, in the aggregate, by December 31, 2005 and US$1,150,000, in the aggregate, by December 31, 2006.

Following their acquisition of the initial 50% interest in the Property, Lund and Hydromet can acquire up to an additional 30% interest in the Property to end up with an aggregate 80% interest in the Property by incurring US$200,000 in exploration expenditures for each additional 1% interest to be acquired in the Property.  Lund and Hydromet can also acquire the remaining 20% interest in the Property prior to December 31, 2006 for 80,000 ounces of gold.  Lund has agreed, subject to regulatory approval, to pay a finder’s fee to Canaccord Capital Corp. in consideration for its introduction of the Property.

On behalf of the Board of Directors of

LUND VENTURES LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN